UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

In this Semi-Annual Report on Form 1-SA (this “Semi-Annual Report”), references to the “Company,” “Companies,” “Phoenix,” “we,” “us,” “our” or similar terms refer to Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, and its wholly owned subsidiaries. As used in this Semi-Annual Report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

EXPLANATORY NOTE:

This Amendment No. 1 on Form 1-SA/A amends the Company’s Semiannual Report on Form 1-SA for the period ended June 30, 2023, as filed with the Securities and Exchange Commission on September 28, 2023. The purposes of this amendment are to:

(i)	Amend and restate Item 1—Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial to correct the oil and gas disclosures contained therein; and

(ii)

Amend Item 3—Financial Statements for the six months ended June 30, 2023 solely to correct the placement of $793,600 in the line item “Escrow proceeds receivable” on our consolidated balance sheet under the December 31, 2022 column and to instead include such amount as a part of “Other receivables and assets” as was set forth on our audited balance as of December 31, 2022 reported on our Form 1-K filed on May 1, 2023.

This Amendment speaks as of the date of the original filing and does not modify or update in any way the disclosures made in the original filing, except as required to reflect the revisions discussed above.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, and its wholly owned subsidiaries, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular, dated September 27, 2023, filed pursuant to Rule 253(g)(2) (the “offering circular”), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1818643/000119312523244245/d540270dpartiiandiii.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

Phoenix Capital Group Holdings, LLC was formed in the state of Delaware on April 16, 2019. As of the date of this Semi-Annual Report, the Company conducts operations from four physical offices located in Irvine, California, Denver, Colorado, Dallas, Texas, and Casper, Wyoming. Phoenix developed and continues to improve a software platform to identify, analyze, underwrite and formally transact in the purchasing of mineral royalty and leasehold assets. Mineral royalties are contractual obligations at defined royalty rates between an operator that acts as a payor, and a mineral owner. Upon completion of an acquisition, Phoenix becomes the beneficiary of this contract royalty payment, as the mineral owner of record. Leasehold assets give the Company the ability to participate in the drilling and completion operations alongside the operator or operate the unit directly if the Company so chooses.

With respect to the technology platform, the software is used solely for the internal benefit of Phoenix and is not licensed to any third party. The analytics driven, automated system incorporates data sets from multiple third party sources through custom APIs that call in refreshed data every 24 hours. Within the system, various dashboards can be accessed to analyze and review granular data sets at the asset level. Internal underwriting criteria generate offers to purchase assets furnished to the Phoenix sales and marketing team based on a discounted cash flow model driven by conservative estimates and inputs as a function of the data analysis and management inputs and assumptions. Since inception, Phoenix has acquired over 2,664 different mineral assets of which roughly 2,459 remain owned by Phoenix as of the date of this Semi-Annual Report. Assets that were disposed of were conveyed principally to private equity firms who operate in the vibrant, liquid secondary market. As of the date of this Semi-Annual Report, the Company’s database has nearly 375,000 individual records in the current markets of interest which are comprised of the key basins in North Dakota, Montana, Wyoming, Colorado, Utah and Texas. The software can incorporate data sets from any basin within the United States; however the addressable market in the focus regions alone is more than sufficient to create significant scale. However, management does anticipate expanding beyond these regions over time. Phoenix is a private, family and employee-owned company.

Additionally, in 2023, Phoenix Capital Group Holdings, LLC launched its wholly owned subsidiary, Phoenix Operating LLC. This entity is staffed with professionals with decades of industry experience drilling wells throughout the country. Phoenix Operating LLC will further enhance Phoenix Capital’s ability to capitalize on unique opportunities, take greater control of cashflow timing and accelerate revenue generation.

COVID-19

During the pandemic of 2020, Phoenix implemented an employee safety plan and allowed all employees to work remotely to ensure team member health and safety. No material detriment to operations was experienced though the utilization of the remote operating infrastructure. As of the date of this Semi-Annual Report, all Phoenix office facilities are back to in-person operations. During the pandemic of 2020, the oil and gas market experienced exacerbated commodity volatility. This fluid environment presented unique opportunities for Phoenix to acquire assets at deeply discounted prices and the Company reported record net income in its second and third years of operations. While long-term depressed oil prices would have a detrimental impact on operating results, short-term volatility can be mitigated through opportunistic acquisitions and flexible fixed overhead.

Operating Results for the Semi-Annual Periods Ended June 30, 2023 and June 30, 2022.

Phoenix had strong and “better than expected” results in all three of its key growth segments – acquisitions of mineral rights and non-operated leasehold, capital raised and acquisition of Phoenix Operating LLC leasehold and commencing operations.

Acquisitions of Mineral Rights and Non-Operated Leasehold: Phoenix closed mineral right and non-operated leasehold deals consisting of 865 unique tracts in the first half of 2023. For perspective, coming into 2023, Phoenix had approximately 1,600 unique tracts in its portfolio. Assuming the Company maintains its current pace of acquisitions, it will close on more unique tracts in 2023 than it had in its portfolio for the Company’s existence. The Company is closing dozens of deals weekly and expects the pace to continue for the remainder of the year and into 2024.

Capital Raised: Phoenix’s unique capital programs are a fundamental pillar of its current and future success. In the first half of 2023, the Company exceeded its expectations for its capital programs. Phoenix entered 2023 with $83 million of notes raised. As of June 30, 2023, Phoenix had $243 million of notes sold with the pace of its capital programs accelerating. These programs uniquely position Phoenix Capital and, by extension, Phoenix Operating LLC to expand their collective reach and capitalize on strategically accretive opportunities presented to them.

Acquisition of Phoenix Operating LLC Leasehold and Commencing Operations: Phoenix Operating LLC has constructed its first pad in Divide County, North Dakota. Phoenix Operating LLC commenced drilling and completion operations of five wells in the third quarter of 2023 and has over 90% working interest in the initial wells in the 1,920-acre drilling unit. In addition to this initial unit, Phoenix has acquired the rights to over 40,000 acres of leasehold for its drilling program to operate in the next 18 months. Phoenix Operating LLC will have a meaningful impact to Phoenix Capital’s financials in 2024 – we believe Phoenix Operating LLC’s revenue in 2024 will double the revenue that the consolidated Companies will achieve throughout 2023.

Overall, management is very excited about the future of the Companies. We have positioned the Companies’ operations in a fantastic spot to capitalize on the rising commodity market. We expect revenues to rise substantially in the second half of 2023 and first half of 2024 as the sizeable investment we have made in Phoenix Operating LLC begins to produce top-line revenues and the properties Phoenix Capital acquire continue to come online.

Revenue

Royalty revenues significantly increased in the semi-annual period ended June 30, 2023 in comparison to the same period in 2022 ($52,692,741 and $24,520,165, respectively), despite commodity prices dropping over 35% from the prior period. Management believes revenues will continue to grow substantially throughout 2023 and into 2024 as (1) increases in commodity prices are realized, (2) properties Phoenix Capital acquired in 2023 begin producing revenues and (3) Phoenix Operating LLC investments begin to generate revenues.

Operating Expenses

The Company recorded operating expenses of $42 million in the semi-annual period ended June 30, 2023, in comparison to $11 million in the same period in 2022. The largest increase in spending occurred in relation to the Company’s capital program. Approximately $22 million of expenses were directly attributable to the up-front costs of the $160 million of notes the Company raised in the first half of 2023. The Company incurred substantial up-front fees to raise capital through its self-funded investor programs. Those fees include advertising and marketing, fees to broker-dealers and registered representatives, legal fees related to regulatory filings and other related up-front fees. The weighted-average maturity of the notes raised on these programs is approximately four years.

The expenses related to the capital raise programs are discretionary and could be eliminated immediately, if markets or needs change. If the expenses were amortized over the benefit period (eight semi-annual periods), the up-front costs would be approximately $2.75 million rather than $22 million. The Company believes the long-term benefit of the capital that the Company is raising is critical to the Company’s growth and will lead to substantially increased revenues in the coming periods.

Net Loss

The Company recorded a net loss of $11,613,115 in the semi-annual period ended June 30, 2023 compared to a net gain of $2,382,390 for the same period in 2022. The Company strategically accelerated its capital raise program in 2023 which resulted in a substantial increase in notes available to the Company ($243 million as of June 30, 2023 compared to $83 million at December 31, 2022). The Company believes the capital raised in 2023 is crucial to the growth of the Company and its ability to capitalize on the opportunities presented. Management expects substantial revenue growth throughout 2023 and 2024.

As discussed under “—Operating Expenses,” the largest driving factor of the GAAP net loss in 2023 was the up-front expenses related to the Company’s capital raising programs. In the first half of 2023, those capital program expenses tallied $22 million.

EBITDA

The Company maintained positive EBITDA in the semi-annual ended June 30, 2023 compared to the same period in 2022 ($10 million in 2023 compared to $11 million in 2022), in the face of substantially increased capital raising expenses. The Company expects EBITDA to grow substantially in 2023 and 2024 as the capital raised and employed by the Company produces meaningful revenues. As of June 30, 2023, the majority of revenues are being produced from assets the Company had on its books in 2022. The approximately $160 million that the Company raised in 2023 has not yet materially produced revenues to the Company in 2023. Management expects the contribution of that capital deployed throughout 2023 to begin fully producing revenues in 2024.

EBITDA is a non-GAAP supplemental financial measures used by management and by external users of financial statements, such as investors, research analysts and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure or historical cost basis. EBITDA is defined as net income (loss) before interest expense, income taxes and depreciation, depletion and amortization. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

Liquidity and Capital Resources

As of June 30, 2023, the Company had cash and receivables of $22,058,721. The Company strategically decided to pay down its balance with Cortland Credit, which as of June 30, 2023 had a principal balance of $18,608,333. See “General Information About Our Company – Current Indebtedness” in the offering circular for more information. The Company engages in private placement offerings of securities, including unsecured debt. As of June 30, 2023, the notes payable balance was $267,332,447 compared to $94,357,504 on December 31, 2022. Phoenix intends to continue to rely on its cash from operations and ability to incur additional indebtedness for its short- and long-term liquidity.

Plan of Operations

Phoenix Capital Group Holdings plans on engaging in the continued acquisition of mineral and leasehold assets over the course of the next 12 months along with material investment in its subsidiary, Phoenix Operating LLC. In the opinion of management, based on historical profitability and positive cash flows, the Company’s capital program and anticipated cash from operations, the aggregate liquidity resources available to the Company are sufficient to meet its ongoing and prospective capital needs to continue to execute its business plan. Fixed overhead is not anticipated to materially increase, and resources from this offering and those available from organic and existing sources will largely be deployed in the continued purchase of mineral assets.

Trend Information

The Company is excited and encouraged by the success of its capital raising program. The Company believes it has three very powerful competitive advantages to its peers: its industry-leading underwriting software, its ability to capitalize on opportunities through Phoenix Operating LLC and its unique (in the Company’s industry) successful capital raising program. Management believes that coupling those competitive advantages will create a sustainable and attractive growth vehicle that can elevate the Company to an industry leader in the mineral rights, operated and non-operated working interest domains.

GENERAL INFORMATION ABOUT OUR COMPANY

Our Company

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, was formed on April 23, 2019, to purchase mineral rights and non-operated working interests in the United States, primarily in the Williston Basin, the Permian Basin, the Powder River, and the DJ Basin, using the Company’s proprietary software system to identify unique opportunities. Although the Company has targeted specific regions, we are agnostic to geography and look to focus exclusively on the best “bang for the buck” when determining which assets to buy. The more area the Company can cover, the more we can ensure we are achieving the optimal return for invested capital.

The Company focuses on assets that present high near-term predictable cashflow. This analysis includes the geography of the asset, the probability of future oil wells and predictability of both the timing and value of the cashflow. Using the proprietary software that the Company has developed internally, the Company is typically able to achieve an average payback period of 9-30 months on assets it buys. Additionally, the Company employs a tax-efficient strategy of offsetting royalty income through use of intangible drilling costs (non-operated working interests).

We have developed a highly customized and proprietary software platform which has customized inputs that pull in detailed land and title data, well level data including operator, production metrics, well status, date of all activities well specific activities, and historical reporting. Separately, a discounted cash flow model, using management inputs for discount rate and the price of oil, are used in an underwriting function to price assets. Various application programming interfaces (“APIs”) pull data from 3rd party databases and aggregate them into a dashboard with various levels of permission for our team. These APIs call-in refreshed data each night at midnight, so the dynamic nature of the system creates efficiency on a day-to-day basis. In function, this tool provides our sales and marketing team with a summary version of assets to prospect for acquisition. These assets are graded internally based on management’s desired target criteria for high probability of high near-term cash flows. A daily acquisition price is furnished to the sales team so that the sales team is informed as to the maximum price that we are willing to offer in any prospective transaction. Interested prospects then go through an automated document request using the Salesforce workflow, which distributes the opportunities to our operations team for the preparation of an offering and sale package. The offering and sale package is then delivered to the prospective seller. Using the CRM features, the sales team is able to record all notes in real time and each opportunity can be tracked from its original data upload through the lifecycle of the sales process. While the data inputs are largely based on public information, considerable customization and coding has been done specific to what we desire from the tool. This aggregate, niche, scalable software platform is specific to us and there is no known competitive product. As such, the software creates considerable intrinsic value to operational efficiencies, however, also has de-facto value should it ever be licensed or sold. We currently have no intention of licensing or selling the software.

The Company does not own any copyright, patent rights or any other intellectual property rights regarding its customized software platform; however, the Company believes the investment of significant monetary and intellectual resources have created a proprietary software platform that would be difficult to replicate.

Organizationally, the Company is broken into five departments made up of land and title, operations, technology, sales and marketing, and finance. Each business unit collaborates both internally and with the other departments to create both autonomy and a team environment. The Company maintains a combined domestic headcount of 51 employees and contractors.

Our Properties

Wells

The following table sets forth information about the wells in which we have a mineral or royalty interest as of June 30, 2023:

Basin or Producing Region	Well Count
Bakken/Williston Basin	2,976	47.0
DJ Basin/Rockies/Niobrara	460	6.5
Permian Basin	448	1.0
Other	46	0.1

Total	3,930	54.6

Oil and Natural Gas Reserves

Definitions. Set forth below are certain definitions commonly used in the oil and natural gas industry and useful in understanding our reserves and related disclosures.

“Bbl” refers to one stock tank barrel, of 42 U.S. gallons liquid volume, used in this offering circular in reference to crude oil or other liquid hydrocarbons.

“Btu” refers to British thermal unit, which is the heat required to raise the temperature of one pound of liquid water by one degree Fahrenheit.

“MMBtu” refers to one million Btus.

“Probable reserves” refers to those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves. The proved plus probable estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects. Where direct observation has defined a highest known oil (“HKO”) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

“Proved reserves” refers to quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes: (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined an HKO elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (a) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (b) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Evaluation and Review of Estimated Proved and Probable Reserves

The proved and probable reserves estimates reported herein are for six (6) months ended June 30, 2023 and year ended December 31, 2022. The technical persons primarily responsible for preparing the estimates set forth in the reserves reports incorporated herein each have over 15 years of industry experience. Each meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Our VP of Reservoir Engineering, Mr. Brandon Allen, is primarily responsible for overseeing the preparation of the reserves estimation. He has approximately 18 years of oil and gas operations and reserves estimation and reporting experience. He has earned Bachelor of Science degrees in Biochemistry and Chemical Engineering from the University of Colorado, Boulder, and is an active member of the Society of Petroleum Engineers.

Proved and probable reserve estimates are based on the unweighted arithmetic average prices on the first day of each month for the 12-month periods ended December 31, 2022 and June 30, 2023. Average prices for the 12-month periods were as follows: WTI crude oil spot price of $83.23 per Bbl and $94.14 per barrel as of June 30, 2023 and December 31, 2022, respectively, adjusted by lease or field for quality, transportation fees, and market differentials and a Henry Hub natural gas spot price of $4.763 per MMBtu and $6.357 per MMBtu as of June 30, 2023 and December 31, 2022, respectively, adjusted by lease or field for energy content, transportation fees, and market differentials. All prices and costs associated with operating wells were held constant in accordance with SEC guidelines.

The Company estimates the quantity or perceived cashflow of proved undeveloped reserves for financial reporting purposes in accordance with the 5-year rule as set forth by the SEC. Most proved undeveloped properties are operated by the Company’s subsidiary, PhoenixOp, whereby the Company and PhoenixOp have the property on the most current drill schedule. Non-operated proved undeveloped properties are properties whereby the Company has a high confidence that the property will be converted to a producing property within 5 years based on public and non-public data sources. As it relates to a majority of the mineral and non-operated working interest holdings by the Company, the Company does not have the ability to accurately estimate when or if undeveloped reserves under its holdings will be extracted and instead takes the conservative approach of only estimating the reserves that are either currently producing or have a clear line of sight to being extracted for proved reserves with the remainder of the reserves being categorized as probable reserves.

Estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty. Because of such uncertainty, estimates of probable reserves, and the future cash flows related to such estimates, may not be comparable to estimates of proved reserves, and the future cash flows related to such estimates, and should not be summed arithmetically with estimates of proved reserves, and the future cash flows related to such estimates. When producing an estimate of the amount of natural gas and oil that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

The reserves information in this disclosure represents only estimates. Reserve evaluation is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, results of drilling, testing and production subsequent to the date of an estimate may lead to revising the original estimate. Accordingly, initial reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates depends primarily on the accuracy of the assumptions upon which they were based. Except to the extent we acquire additional properties containing proved reserves or conduct successful exploration and development activities or both, our proved reserves will decline as reserves are produced.

In addition, we anticipate that the preparation of our proved reserve estimates are completed in accordance with internal control procedures, including the following:

•	Review and verification of historical production data, which data is based on actual production as reported by the operators of our properties;

•	Preparation of reserves estimates by Mr. Brandon Allen or under his direct supervision;

•

Review by Mr. Brandon Allen and Mr. Curtis Allen, our CFO, of all of our reported proved reserves at the close of the calendar year, including the review of all significant reserve changes and all new proved undeveloped reserves additions;

•	Verification of property ownership by our land department; and

•	No employee’s compensation is tied to the amount of reserves booked.

The following table presents certain proved and probable reserve information as of June 30, 2023 (dollars in thousands):

	June 30, 2023[1]	December 31, 2022[2]
Estimated proved developed reserves
Oil (Bbl)	4,522,531	3,691,722
Natural Gas (Mcf)	10,476,338	7,624,212
Natural Gas Liquids (Bbl)	—	—
Total (Boe)(6:1)[4]	6,268,587	4,962,424
PV10 (Millions)[5]	$200,481	$189,885
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$200,481	$189,885

Estimated proved undeveloped reserves[3]
Oil (Bbl)	12,504,492	—
Natural Gas (Mcf)	9,730,287	—
Natural Gas Liquids (Bbl)	3,210,380	—
Total (Boe)(6:1)[4]	17,336,587	—
PV10 (Millions)[5]	$207,596
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$207,596	$—

Estimated proved reserves
Oil (Bbl)	17,027,023	3,691,722
Natural Gas (Mcf)	20,206,625	7,624,212
Natural Gas Liquids (Bbl)	3,210,380	—
Total (Boe)(6:1)[4]	23,605,174	4,962,424
Percent proved developed	27%	100%
PV10 (Millions)[5]	$408,077	$189,885
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$408,077	$189,885

Estimated probable undeveloped reserves
Oil (Bbl)	55,972,428	—
Natural Gas (Mcf)	65,919,590	—
Natural Gas Liquids (Bbl)	—	—
Total (Boe)(6:1)[4]	66,959,026	—
PV10 (Millions)[5]	$911,618	$—
Discounted Future Income Taxes[6]	$—	$—
Standardized Measure of Discounted Future Net Cash Flows	$911,618	$—

(1)

Estimates of reserves as of June 30, 2023 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the last twelve (12) months ended June 30, 2023, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $83.23 per Bbl for oil and $4.763 per MMBtu for natural gas at June 30, 2023. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2)

Estimates of reserves as of December 31, 2022 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the year ended December 31, 2022, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $94.14 per Bbl for oil and $6.357 per MMBtu for natural gas at December 31, 2022. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.
(3)

In early 2023, PhoenixOp was established with the intention that certain leaseholds held by the Company would be developed by PhoenixOp. PhoenixOp executed a contract for a drilling rig with Patterson-UTI Drilling Company on June 20, 2023. This allowed for previously unbooked reserves to be estimated and booked as proved undeveloped in accordance with SEC guidelines for reserves categorization and estimation and in adherence to the 5-year rule as set forth by the SEC.

(4)

Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of “oil equivalent”. This conversion is based on energy equivalence and not price or value equivalence. If a price equivalent conversion based on the twelve-month average prices for the period ended June 30, 2023 was used, the conversion factor would be approximately 17.5 Mcf per Bbl of oil.

(5)

PV-10 represents the discounted future net cash flows attributable to our proved oil and natural gas reserves before income tax, discounted at 10%. PV-10 of our total year-end proved reserves is considered a non-U.S. GAAP financial measure as defined by the SEC. We believe that the presentation of the PV-10 is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account any future corporate income taxes. We further believe investors and creditors use our PV-10 as a basis for comparison of the relative size and value of our reserves to other companies. Refer to the reconciliation of our PV-10 to the standardized measure of discounted future net cash flows in the table above.

(6)

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for incomes taxes is made in the accompanying standardized measure of discounted future next cash flows in the table above.

Oil and Natural Gas Production Prices and Production Costs

Production and Price History

The following table sets forth information regarding production of oil and natural gas and certain price and cost information for each of the periods indicated:

	Six Months Ended	Year Ended December 31,
	June 30, 2023	2022	2021
Production Data (All Properties):
Oil (Bbl)	646,286	523,416	203,532
Natural Gas (Mcf)	2,523,974	1,058,506	452,293
Total (Boe)(6:1) [1]	1,066,948	699,834	278,914
Average daily production (Boe/d)(6:1)	2,923	1,917	764
Average Realized Prices:
Oil (Bbl)	$71.10	$91.01	$67.46
Natural Gas (Mcf)	$2.67	$6.66	$2.77
Average Unit Cost per Boe (6:1):
Operating costs, production and ad valorem taxes	$15.40	$19.89	$13.18
% of Revenue	21.7%	21.9%	19.5%

(1)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

Productive Wells

Productive wells consist of producing wells, wells capable of production, and exploratory, development, or extension wells that are not dry wells. As of June 30, 2023, we owned mineral, royalty and working interests in 4,572 productive wells, the majority of which are primarily oil wells which produce natural gas and natural gas liquids as well.

Out of the total productive wells, 642 fall under our ‘wells in progress’ (WIP) category. We define a WIP as a spud well in a stage preliminary to production. We utilize both proprietary and public systems to identify WIPs based on four distinct criteria: 1) a well that has been spud but is not actively being drilled, 2) a well currently being drilled and awaiting completion, 3) a drilled well in the completion process, and 4) a drilled well that has been completed but is not yet producing. This term serves as a guide in our acquisition strategy, enabling us to pinpoint lower-risk investment opportunities for our stakeholders.

Drilling Results

As of June 30, 2023, the operators of our properties had drilled 3,748 gross productive development wells on the acreage underlying our mineral and royalty interests. As of June 30, 2022, the operators of our properties had drilled 2,126 gross productive development wells on the acreage underlying our mineral and royalty interests. As a holder of mineral and royalty interests, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory. We are not aware of any dry holes drilled on the acreage underlying our mineral and royalty interests during the relevant periods.

Acreage

Mineral and Royalty Interests

The following table sets forth information relating to the acreage underlying our mineral interests as of June 30, 2023:

	Net Mineral Interests
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	59,940	5,409	65,349
DJ Basin/Rockies/Niobrara/PRB	9,882	1,019	10,901
Permian Basin/Other	5,312	346	5,659
Total Net Mineral Interest	75,134	6,775	81,909

	Gross Mineral Interests
Basin	Developed Acreage	Undeveloped Acreage	Total Acreage
Bakken/Williston Basin	2,486,398	205,826	2,692,224
DJ Basin/Rockies/Niobrara/PRB	409,912	38,792	448,704
Permian Basin/Other	220,352	13,184	233,536
Total Gross Mineral Interest	3,116,662	257,802	3,374,464

The methodology for computing the gross mineral acreage associated with our net mineral interest holdings was modified from June 30, 2022. This new methodology changed the estimation of the acreage associated with the drilling spacing unit (DSU) of each development well drilled on our underlying mineral interest holdings.

Market Opportunity

We focus on specific subsets of mineral assets in the United States. From a market perspective, we focus on high attractive and defined basins, currently serviced by top tier operators, with assets that we believe will generate high near-term cash flow. All the assets which we seek to acquire are purchased at attractive price points and have a liquidity profile that is desirable in the secondary market. The assets we seek to acquire have near term payback and long-term residual cash flow upside.

Business Strategy

We have developed a process for the identification, acquisition and monetization of our assets. Below is a general illustration of our process:

1.

Our proprietary software provides market intelligence to identify and rank potential assets. We believe this is our core competitive advantage because we are able to identify and unlock value with our proprietary technology that may otherwise be missed.

2.	We make contact with the owner of the asset and begin the conversation on how we can help unlock value of the property for the owner.

3.	We provide the potential seller with a packet detailing the Company, industry data, property valuation and an all-cash offer based on the valuation.

4.	Our sales team engages the potential seller to discuss the terms of the sale and the value of the property.

5.	We handle the closing of the property and the property is migrated to our portfolio.

6.

We utilize our land rights to immediately extract natural resources from the property using our trusted third-party operator network. Our proprietary technology, which originally identified the potential natural resource capability of the land, allows us to immediately create cash flow from the property through the extraction of the natural resource using the operator.

7.

We collect a portion of the revenue generated from the natural resources extracted and sold by the third-party operator. Our share of the revenue depends on the type of asset, either mineral rights or non-operated working interests, and our contract with the third-party operator.

8.

We continue to operate the property to extract the minerals through third-party operators until we decide to sell the property rights typically for many multiples than our original purchase price. Separate from the ordinary royalty income assets, we maintain a structural discipline to participate in non-operated working interests, in part for their tax benefits. Due to favorable IRS treatment, marrying this asset class to our pure royalty income creates an augmented “write off” strategy whereby the balanced portfolio effectively creates little to no annual taxable income. The Company is data driven. The Company’s software platform applies managements criteria to catalogs of data points to automate 95% of business functions while also allowing for robust reporting. The goal is to give the sales and marketing team the best information, quickly, to execute on managements acquisition strategy targeting high value assets. The system allows for adjusted focus based on size and region very efficiently as the Company grows and scales into new markets and price-points using the same fundamental underlying guidelines. Functionally, these transactions are very similar to traditional real estate transactions with respect to the mechanics. A seller agrees to sell to us, a purchase and sale agreement is executed, earnest money is conveyed, manual diligence and title review is conducted as an audit function prior to closing. Upon closing the funds are conveyed to the seller and the title is recorded in the respective jurisdiction by us. At this point, the operator is directed to convey all future payments to us at the defined rate. In most cases, our interaction with the operator is more administrative and clerical in nature unless it is a working interest or an alternative scenario. Assets can produce for upwards of 20 years however there is a considerable regression/depletion curve that commences over the life of the asset. As such, we tend to focus on wells that have recently began producing, or are likely to have new production in the near term. we focus on a closed loop process from discovery to acquisition to long term balance sheet ownership. The recurring nature of these cash flows allows for considerable scale without material increases in fixed overhead.

Item 2. Other Information.

None.

PHOENIX CAPITAL GROUP HOLDINGS, LLC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

As of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and

June 30, 2022

UNAUDITED FINANCIAL STATEMENTS

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2023 AND DECEMBER 31, 2022

	Unaudited
	June 30, 2023	December 31, 2022
ASSETS
Current Assets:
Cash	$5,408,679	$4,964,832
Accounts receivable, no allowance	16,637,592	4,012,720
Escrow proceeds receivable	15,330,663	793,600
Financial derivatives (net)	12,450	—

Total Current Assets	37,389,384	9,771,152

Oil and gas properties, at cost, using the successful method of accounting:
Proved properties	213,351,052	123,423,987
Unproven properties	67,808,169	41,827,688

Total oil and gas properties	281,159,221	165,251,675
Accumulated depletion	(31,977,218)	(22,838,833)

Net oil and gas properties	249,182,003	142,412,842

Other Assets:
Right of use office leases (net)	1,938,359	2,151,889
Other receivables and assets	736,139	676,782

Total Other Assets	2,674,498	2,828,671

Total Assets	$289,245,885	$155,012,665

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$18,870,831	$18,583,105
Accrued expenses	1,414,086	939,485
Line of credit	—	23,000,000
Current portion of notes payable	77,867,209	29,856,684
Current portion of deferred closings	5,492,491	5,695,582
Current portion of accrued interest and accretion	10,045,140	960,770
Vendor agreements	163,828	1,006,434
Current portion of office lease liability	421,990	413,011
Financial derivatives (net)	—	1,900

Total Current Liabilities	114,275,575	80,456,971

Noncurrent Liabilities:
Notes payable	175,918,255	64,500,820
Deferred closings	3,078,387	5,533,138
Accrued interest and accretion	3,501,843	305,846
Office lease liability	1,640,150	1,852,865
Asset retirement obligation	62,216	62,216

Total Noncurrent Liabilities	184,200,851	72,254,885

Total Liabilities	298,476,426	152,711,856

Members’ Equity	(9,230,541)	2,300,809

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$289,245,885	$155,012,665

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

	Unaudited
	June 30, 2023	June 30, 2022
REVENUES
Mineral and royalty revenues	52,692,741	24,520,165

Total revenues	$52,692,741	$24,520,165

OPERATING EXPENSES
Depletion on oil and gas properties	9,138,385	4,867,389
Other depreciation, depletion, accretion and amortization	281,466	17,665
Selling, general, and administrative expenses	6,594,226	2,421,939
Advertising and marketing	19,351,824	1,164,707
Lease operating expenses	3,495,967	2,185,686
Severance and owner deducts	7,919,899	3,379,213
Payroll and payroll expenses	3,100,285	1,339,073
Contractors and professional fees	2,315,910	859,975

Total operating expenses	52,197,962	16,235,647

Income from operations	$494,779	$8,284,518

OTHER EXPENSES
Interest expense	(12,152,357)	(3,685,404)
Gain (loss) on financial derivatives	44,463	(2,216,724)

Total other expenses	$(12,107,894)	$(5,902,128)

NET LOSS	$(11,613,115)	$2,382,390

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

Balances, December 31, 2021	$2,907,758
Contributions	200,000
Distributions	(105,000)
Net loss	(702,676)

Balances, December 31, 2022	$2,300,082
Contributions	700,000
Distributions	(617,508)
Net loss	(11,613,115)

Balances, June 30, 2023	$(9,230,541)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

	Unaudited
	June 30, 2023	June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$(11,613,115)	$2,382,400
Adjustments to reconcile Income (Loss):
Depletion on oil and gas properties	9,138,385	4,867,389
Noncash lease expense	213,530	—
Change in Operating Assets and Liabilities:
Increase in accounts receivable	(12,624,872)	(3,749,449)
Increase in Escrow Receivable	(14,537,063)	(883,000)
Increase in Lease Liability	(203,736)	—
Increase in Prepaid Expenses and Other Assets	(59,357)	(330,199)
Increase in accrued interest and accretion	12,266,017	1,196,340
Increase in Accounts Payable and Accrued Liabilities	762,327	5,326,991

Net Cash Provided by Operating Activities	(16,657,884)	8,810,472

CASH FLOWS FROM INVESTING ACTIVITES
Additions to oil and gas properties and leases	(115,907,546)	(37,592,333)
Proceeds from sale of assets	—	—
Additions to equipment and other property	—	—

Net cash flows from investing activities	(115,907,546)	(37,592,333)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowing of bank line of credit	—	1,150,000
Repayment of bank line of credit	(23,000,000)	—
Borrowing of notes payable	159,585,350	23,913,234
Repayment of notes payable	(999,996)	(547,890)
Members’ contributions	700,000	200,000
Members’ distributions	(618,235)	(105,000)
Increase in deferred closings	(2,657,842)	5,777,904

Net cash flows from financing activities	133,009,277	30,388,248

Net change in cash	443,847	1,606,387
Cash, beginning of year	4,964,832	370,260

Cash, end of year	$5,408,679	$1,976,647

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION
Cash paid during the period for interest	6,010,002	3,685,404

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 1 – Business and basis of presentation

Phoenix Capital Group Holdings, LLC

Phoenix Capital Group Holdings, LLC (“Phoenix” or the “Company”) is a Delaware Limited Liability Company formed on April 23, 2019, to acquire mineral rights, royalty interests, non-operated working interests and operated positions primarily in the Permian Basin, TX, the Williston Basin, ND/MT, the Denver-Julesburg Basin, CO/WY and the Powder River Basin, WY.

The Company, through utilization of proprietary software developed internally coupled with years of industry experience, believes it has a significant competitive advantage in the marketplace.

Phoenix operates as a profit-share partnership. For the period ending June 30, 2023, there are twelve profit-share partners, of which Lion of Judah Capital, LLC, a Delaware Limited Liability Company, is the majority profit-share owner and exclusive equity contributor and owner. For the period ending June 30, 2023, Lion of Judah Capital, LLC was a 56.28% profit-share owner.

In 2022, Phoenix also formed two wholly-owned subsidiaries, Phoenix Capital Group Holdings I, LLC and Phoenix Operating, LLC.

Phoenix Capital Group Holdings I, LLC

Phoenix Capital Group Holdings I, LLC is a Delaware Limited Liability Company formed on November 16, 2022 designed to raise debt capital under Regulation A+ of federal securities law. The subsidiary is designed to have junior security interests in properties that Phoenix Capital Group Holdings, LLC owns. Phoenix Capital Group Holdings I, LLC raises money through debt securities and lends those funds to the parent secured by the junior mortgage interests. As of June 30, 2023, Phoenix Capital Group Holdings I, LLC had no material assets, liabilities, expenses or revenues.

Phoenix Operating, LLC

Phoenix Operating, LLC is a Delaware Limited Liability Company formed on January 6, 2022 designed to drill, complete and operate wellbores under the Phoenix Capital Group Holdings, LLC brand. Phoenix Operating, LLC will employ all of the direct and indirect personnel, including contractors, required to drill, complete and operate wellbores throughout the United States. Phoenix Operating, LLC operates as a profit-share partnership. As of June 30, 2023, Phoenix Operating, LLC has begun to have expenses and operations. Phoenix Capital Group Holdings, LLC funded Phoenix Operating with $510,000 as of June 30, 2023, all of which has been expensed in these consolidated financial statements.

Note 2 – Significant accounting policies

Basis of preparation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair representation. The Company operates in one segment: oil and natural gas exploration and production.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 2 – Significant accounting policies (continued)

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Phoenix Capital Group Holdings, LLC and its wholly-owned subsidiaries Phoenix Capital Group Holdings I, LLC and Phoenix Operating, LLC (collectively, the “Company”). All inter-entity accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there may be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

Fair value of financial instruments

The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, vendor agreements and accrued liabilities, approximate their fair value at June 30, 2023 and 2022 because of the short-term maturity of these instruments.

Asset retirement obligations

Fair values of legal obligations to retire and remove long-lived assets are recorded when the obligation is incurred. When the liability is initially recorded, the Company capitalizes this cost by increasing the carrying amount of the related property and equipment. Over time, the liability is accreted for the change in its present value and the capitalized cost in oil and natural gas properties is depleted based on units of production consistent with the related asset.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP as detailed in the Financial Accounting Standards Boards (“FASB”) Accounting Standards Codification (“ASC”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from these estimates.

The accompanying consolidated financial statements are based on a number of significant estimates including quantities of oil, natural gas and natural gas liquids (“NGL”) reserves that are the basis for the calculations of depreciation, depletion, amortization (“DD&A”), and determinations of impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment along with estimated selling prices. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 2 – Significant accounting policies (continued)

Joint activities

Certain types of exploration, development, and production activities are conducted jointly with other entities and, accordingly, the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Impairment of long-lived assets

The Company follows the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that our long-lived assets be assessed for potential impairment of their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Proved oil and natural gas properties are evaluated by field for potential impairment. An impairment on proved properties is recognized when the estimated undiscounted future net cash flows of a field are less than its carrying value. If an impairment occurs, the carrying value of the impaired field is reduced to its estimated fair value, which is generally estimated using a discounted cash flow approach.

Unproved oil and natural gas properties do not have producing properties and are valued on acquisition by management, with the assistance of an independent expert when necessary. As reserves are proved through the successful completion of exploratory wells, the cost is transferred to proved properties. The cost of the remaining unproved basis is periodically evaluated by management to assess whether the value of a property has diminished. To do this assessment, management considers, (i) estimated potential reserves and future net revenues from an independent expert, (ii) our history in exploring the area, (iii) our future drilling plans per our capital drilling program prepared by our reservoir engineers and operations management, and (iv) other factors associated with the area. Impairment is taken on the unproved property value if it is determined that the costs are not likely to be recoverable. The valuation is subjective and requires management to make estimates and assumptions which, with the passage of time, may prove to be materially different from actual results.

Accounts receivable

Receivables consist of uncollateralized mineral and royalty income due from operators for oil and gas sales to purchasers and receipts from the Company’s non-operating interest ownership. Those purchasers remit payment for production to the operator and the operator in turn remits payment to Phoenix for the agreed-to royalties. Receivables from third parties, for which we did not receive actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized, are estimated. Volume estimates for wells with available historical actual data are based upon, (i) the historical actual data for the months the data is available or (ii) engineering estimates for the months the historical actual data is not available. Phoenix does not recognize revenues for wells with no historical actual data because we cannot conclude that it is probable that a significant revenue reversal will not occur in future periods. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

Phoenix routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for amounts not expected to be fully recovered. There is no allowance for doubtful accounts as of June 30, 2023 and 2022.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 2 – Significant accounting policies (continued)

Escrow proceeds receivable

The Company extends earnest payments to sellers of mineral and leasehold assets to consummate a deal formation. The vast majority of these earnest payments are refundable to the Company if the deal is cancelled. These earnest payments represent a high probability of a deal being closed, pending due diligence and acceptance by the Company. The vast majority of purchase and sale agreements that the Company uses allows the Company to cancel a deal for any reason which would require the seller to return the escrow proceeds.

Concentration of significant customers

Financial instruments that potentially subject Phoenix to concentrations of credit risk consist of cash, receivable, royalty revenue, and our revolving credit facility. Royalty revenues are concentrated among operators engaged in the energy industry within the United States. Management periodically assesses the financial condition of these entities and institutions and considers any possible credit risk to be minimal.

As of the end of June 30, 2022, concentrations in accounts receivable of 22%, 16%, 11% and 11% existed within four operators. Comparatively, in 2022, concentrations of 19%, 19% and 15% existed within three operators.

Concentration in customers also existed in both years. In 2023, 60% of the Company’s revenues were concentrated within four operators, compared with 2022, where 60% of the Company’s revenues were concentrated within four operators.

Oil and gas properties

The Company invests primarily in mineral, royalty, and overriding royalty interests of oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All general and administrative costs unrelated to acquisitions are expensed as incurred. Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts and any gain or loss is recognized.

The depletion rate is determined by dividing the cumulative recovered barrels of oil by the estimated ultimate recovery by well and averaged amongst all wells within the pooled unit. This rate is multiplied by the original cost basis and reduced by depletion taken in prior periods. The cost basis remaining represents the percentage of the asset remaining to be recovered by the wells within the pooled unit.

For more than 95% of properties within Phoenix’s portfolio, oil production represents over 85% of the value of the property and in some cases approached 100%. Therefore, for depletion purposes, Phoenix uses oil recovery for all properties as the unit of production for depletion.

Phoenix evaluates the oil and gas properties in its portfolio on a yearly basis for impairment, in accordance with the FASB’s authoritative guidance, a discount rate of 10% (as prescribed by industry standards) is applied to the annual future net cash flows to determine if the carrying value of the property exceeds the present value of future cashflows. Phoenix has not impaired the value of any properties in 2023 or 2022.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 2 – Significant accounting policies (continued)

Equipment and other property

Equipment and other property are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The costs of normal maintenance and repairs are charged to expense as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold or otherwise disposed of, and the related accumulated depreciation, are removed from the accounts and any gain or loss is reflected in current earnings. These amounts are included in “other receivables and assets” on the balance sheet. Depreciation for equipment and other property for the six months ending June 30, 2023 amounted to $67,935 compared to $17,664 in 2022.

Revenue from contracts with customers

The Company recognizes its revenues following ASC Topic 606, Revenue from Contracts with Customers, (“ASC 606”). Revenue is recorded when title passes to the operator or purchaser. Royalty interest owners have no rights or obligations to explore, develop, or operate properties and do not incur any of the costs of exploration, development, and operation of the properties. Given the inherent time lag between when oil, natural gas, NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both oil production and sale price, a significant portion of the Company’s revenue may represent accrued revenue based on estimated net sales volumes and estimated selling prices.

Oil and natural gas sales

Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. As non-operators and mineral right owners, Phoenix in applicable situations have elected not to have control of the product. All of the Company’s oil, natural gas, and NGL sales are made under contracts with customers (operators). The performance obligations for the Company’s contracts with customers are satisfied at a point in time through the delivery of oil and natural gas to its customers.

Allocation of transaction price to remaining performance obligations

As the Company has determined that each unit of product generally represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has utilized the practical expedient in ASC 606, which permits the Company to allocate variable consideration to one or more but not all performance obligations in the contract if the terms of the variable payment relate specifically to the Company’s efforts to satisfy that performance obligation and allocating the variable amount to the performance obligation is consistent with the allocation objective under ASC 606. Additionally, the Company will not disclose variable consideration subject to this practical expedient.

Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 2 – Significant accounting policies (continued)

Fair value measurements (continued)

measurements. ASC 820 does not require any new fair value measurements but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable.

The three levels of the fair value measurement hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

Advertising and marketing costs

Advertising and marketing costs for the periods ending June 30, 2023 and 2022 were $19,351,824 and $1,164,707, respectively. Advertising and marketing costs are almost exclusively related to the Company’s capital raising programs and is a discretionary spend component. Management analyzes its capital requirements on a monthly basis and determines the appropriate amount to spend on advertising and marketing to raise the capital necessary to capitalize on the opportunities presented. Management can reduce this spend to nearly zero if market conditions or needs change.

Change in accounting principles

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. FASB also subsequently issued additional ASUs which amend and clarify Topic 842. The most significant change in the new leasing guidance is the requirement to recognize right-of-use (“ROU”) assets and lease liabilities for operating leases on the consolidated balance sheets.

The Company adopted these ASUs effective January 1, 2022, using the modified retrospective approach. As a result of adopting these ASUs, the Company recorded operating ROU assets and lease liabilities. Adoption of the new standard did not materially impact the Company’s net income and had no impact on cash flows.

Income taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for incomes taxes is made in the accompanying consolidated financial statements.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 3 – Oil and gas properties

The Company invests in two materially different asset classes – mineral rights (including overriding royalty interest and non-participating royalty interest) and non-operated working interests using the successful efforts method of accounting for both asset classes.

Mineral rights, overriding royalty interest, and non-participating royalty interests

The mineral rights account consists of 2,459 unique mineral rights and lease holdings (79,645 NMA) as of June 30, 2023 compared to 1,800 unique mineral rights holdings (33,907 NMA) on December 31, 2022. Phoenix has not divested any holdings in 2022 or 2023. Most of these holdings are in the Williston Basin, ND/MT with the majority proven and currently producing. The mineral rights holdings are diverse, with no significant concentrations. Mineral rights are the first of two asset classes that the Company invests in.

Non-operated working interests – leases and unleased minerals

Non-operated working interests are the second of the two asset classes that the Company invests in. Leases represent the potential to participate in drilling projects, absorbing both the cost of the drilling project as well as the larger rate of return when the wells produce (as compared with the smaller lease rate owned by the lessee).

The following details the location of the Company’s oil and natural properties, proved, and unproved by location (before accumulated depletion):

	Six Months Ended June 30,
	2023	2022
Oil and natural gas properties, proved:
Williston Basin	$132,644,874	$47,553,893
Powder River Basin	29,806,107	11,146,958
Denver-Julesburg	29,197,057	17,785,555
Permian Basin	16,597,902	12,997,962
Other	5,105,112	—

	213,351,052	89,484,368

Oil and natural gas properties, unproved:
Williston Basin	23,631,883	355,523
Powder River Basin	15,288,467	—
Denver-Julesburg	15,961,552	74,103
Permian Basin	8,764,399	28,760
Other	4,161,868	—

	67,808,169	458,386

	$281,159,221	$89,942,754

Proved and unproved properties

Phoenix considers a property proved when there are estimated quantities of oil, natural gas, and NGLs which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) existing at the time the estimate was made.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 3 – Oil and gas properties (continued)

Proved and unproved properties (continued)

Phoenix considers a property unproved when there are currently no producing wells pooling the property. For the majority of the value of the unproven properties in 2023, Phoenix has analyzed the wells within a 10-mile radius of the property to conclude the property is economically viable for oil extraction and has the potential to be drilled and become proved reserves.

Mineral and royalty revenues

Phoenix is paid mineral and royalty revenue monthly by the various operators and working interest owners within the pooled units that Phoenix owns. Mineral and royalty revenues are subject to various expenses that are removed from Phoenix’s paystub including owner deductions, severance and ad valorem taxes, and out-of-state owner withholdings. Phoenix grosses revenue up on the top-line and includes these expenses as operating expenses on the statements of operations.

Note 4 – Financial derivatives

All derivative financial instruments are recorded at fair value. The Company has not designated its derivative instruments as hedges for accounting purposes and, as a result, marks its derivative instruments to fair value and recognizes the cash and non-cash changes in fair value in the statements of operations under the caption “Loss of financial derivates.”

Commodity Contracts

During 2023, the Company used no costs collars with corresponding put and call options to reduce price volatility associated with certain of its royalty income. Under the Company’s no cost collar contracts, each collar has an established floor price and ceiling price. When the settlement price is below the floor price, the counterparty is required to make a payment to the Company and when the settlement price is above the ceiling price, the Company is required to make a payment to the counterparty. When the settlement price is between the floor and the ceiling, there is no payment required outside of the net cost of the contracts.

The Company’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on New York Mercantile Exchange West Texas Intermediate pricing (Cushing).

By using derivative instruments to economically limit exposure to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties have been determined to have an acceptable credit risk for the size of derivative position placed; therefore, the Company does not require collateral from its counterparties.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 4 – Financial derivatives (continued)

As of June 30, 2023, the Company had the following outstanding derivative contracts.

Settlement Month	Settlement Year	Type of Contract	Bbls Per Month	Index	Weighted Average Floor Price	Weighted Average Ceiling Price
August	2023	Collars	40,000	WTI Cushing	$50.00	$90.00
September	2023	Collars	70,000	WTI Cushing	$50.00	$99.71
October	2023	Collars	13,000	WTI Cushing	$50.00	$93.00
December	2023	Collars	25,000	WTI Cushing	$47.00	$115.00

Gain and Losses on Derivate Instruments

The following table summarized the gains and losses on derivate instruments included in the statements of operations and the net cash payments on derivates for the periods presented:

	June 30, 2023	June 30, 2022
Gain (loss) on derivate instruments	$44,463	$(2,216,724)
Net cash payments on derivatives	12,450	(1,328,021)

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Derivative Instruments Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

The following table provides (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented in the Company’s consolidated balance sheets as of June 30, 2023. The net amounts are classified as current or noncurrent based on their anticipated settlement dates.

	As of June 30, 2023
	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in	Net Fair Value Presented in Balance Sheet
Assets:
Current
Derivative instruments	$—	$23,050	$—	$23,050	$(10,600)	$12,450
Liabilities
Current
Derivative instruments	$—	$10,600	$—	$10,600	$(10,600)	$—

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 5 – Asset retirement obligations

As part of the development of oil and natural gas properties, the Company incurs asset retirement obligations (“ARO”). ARO results from the Company’s responsibility to abandon and reclaim their net share of all working interest properties and facilities. The company evaluated its ARO obligations at yearend. On December 31, 2022 and 2021, the net present value of the total ARO was estimated to be $62,216 and $40,465, with the undiscounted value being $467,895 and $187,699, respectively. The majority of the Company’s assets are mineral rights or minority interest non-operated working interests which generally do not incur large amounts of ARO. Total ARO shown in the table below consists of amounts for future plugging and abandonment liabilities on the wellbores and facilities based on third party estimates of such costs, adjusted for inflation at a rate of 2.50% per annum for the years ended December 31, 2022 and 2021. These values are discounted to present value using a rate of 7.5% per annum for the years ended December 31, 2022 and 2021.

The following table summarizes the changes in the ARO for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Asset retirement obligations at beginning of period	$40,465	$23,048
Additions	18,716	14,594
Accretions	3,035	2,823

Asset retirement obligations at end of period	$62,216	$40,465

Long-term portion	$62,216	$40,465

ARO is measured using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging costs, remediation costs, inflation rate, and well life. The inputs are calculated based on historical data as well as current estimated costs.

Note 6 – Accounts payable

The accounts payable balance consists primarily of (77% of the costs on June 30, 2023 and 93% on June 30, 2022) joint interest billing (JIB) costs due for drilling and completing wells that Phoenix has an interest in. In 2023, Phoenix has concentration in the accounts payable account with 52% of the costs concentrated within four different operators. Similarly, in 2022, 88% of the costs were concentrated within four operators.

Note 7 – Notes payable

Phoenix had notes payable balances of $267,332,447 on June 30, 2023 and $94,357,504 on December 31, 2022. The following table details the notes payable balances:

	June 30, 2023	December 31, 2022
Cortland term loan	$18,608,333	$3,833,333
Unsecured debt—Regulation D	175,968,524	46,934,755
Unsecured debt—Regulation A+	67,016,681	35,701,834
Merchant cash advances	5,409,902	6,817,684
Other notes payables	329,007	1,069,898

	$267,332,447	$94,357,504

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 7 – Notes payable (continued)

Cortland Credit Lending Corporation term loan

On April 28, 2023 we agreed to a “term-out” Credit Agreement of the facility we entered into on October 28, 2021 (the “Credit Agreement”) with Cortland Credit Lending Corporation (“Cortland”) which matures on January 31, 2024, and bears interest at a rate of the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. The payments are $2,658,333.34 per month plus interest. As of June 30, 2023, the balance is $18,608,333. The “term-out” facility is secured by all of the property and assets owned by the Company.

Unsecured debt

Phoenix also has several investor programs issued under Regulation A+ and Regulation D of federal securities law. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Regulation A+ and Regulation D provide a number of exemptions from the registration requirements, allowing some companies to offer and sell their securities without having to register the offering with the SEC. Under these programs, Phoenix raised an additional $242,985,205 of debt from thousands of unique investors with the majority of interest rates ranging from 8% to 15% annual percentage rate (“APR”). The maturities of these notes range from nine-months to eleven years. Interest is paid monthly for the majority of notes. For the notes where interest is being compounded, interest is expensed and capitalized monthly.

Merchant cash advances

In 2022 and 2023, Phoenix raised funds through several merchant cash advance loans with Libertas Funding, Upwise Capital and Lendspark Business Funding. These advances are for the purchase and sale of future cash receipts and receivables. As of June 30, 2023, the outstanding balance of these loans was $5,409,90. These loans carried factor rates of 15 to 24.

Future payments for the notes payable amounts to:

Years ended December 31,	Amount
2023	$51,770,930
2024	48,468,295
2025	31,740,710
2026	51,240,254
Thereafter	84,112,258

Total	$267,332,447

Note 8 – Deferred closing

The Company has agreed to deferred closing arrangements (installment sales) with numerous clients. As of June 30, 2023 and 2022, amounts owed totaled $8,570,878 and $11,228,720, respectively. As of June 30, 2023, approximately $5,492,491 is classified as current and approximately $3,078,387 is due in 2024. Deferred closings have several different payment structures and interest rates ranging from 8% to 15% annually. Interest is capitalized quarterly on deferments that are not paying interest quarterly.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 9 – Vendor agreements

The Company has agreed to several non-interest-bearing agreements with important vendors. The largest balance is a settlement with EDF Trading North America, a derivatives company that provided derivates contracts to the Company throughout 2022. The Company agreed to pay its derivatives liability from its derivatives losses over a period of 12-months starting in July of 2022 at cost. The balance of this agreement at June 30, 2023, was $163,828 and included in the vendor agreements liability in the consolidated balance sheets.

Note 10 – Members’ equity

Members’ equity consists of two buckets, retained earnings and owner’s investment. Owner’s investment represents contributions and distributions made by Lion of Judah Capital, LLC, the majority profit-share owner.

All members of Phoenix have a profit-share interest in Phoenix’s net income. All partners are paid bi-monthly guaranteed payments, which are a draw against each member’s future capital account. Lion of Judah Capital, LLC is credited with a 10% preferential return on its contributed capital before member’s profit-share percentages are applied to net income.

Note 11 – Related parties transactions

The Company utilized the engineering services of a consultant from January 2022 through April 17, 2023 who is a related party of Lion of Judah Capital, LLC and economic interest owner of Lion of Judah Capital, LLC. The consultant did not have voting or other managerial rights of Lion of Judah Capital, LLC. The Company engaged the consultant via a consulting agreement. Total compensation paid to the consultant was $483,417 for the term.

Note 12 – Leases

The Company leases its office facilities under a noncancelable operating lease agreement. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified office space and vehicles for a period of time in exchange for consideration. The Company’s lease agreement contains lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on relative stand-alone prices.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses that are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. The Company’s lease agreement includes variable payments. Variable lease payments not dependent on an index or rate primarily consist of common area maintenance charges and are not included in the calculation of the ROU asset and lease liability and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable.

As the Company’s lease does not provide an implicit rate, management uses the Company’s risk-free discount rate based on the information available at lease commencement to determine the present value of lease payments.

The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2023, the Company does not have leases where it is involved with the

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 12 – Leases (continued)

construction or design of an underlying asset, has no material obligation for leases signed but not yet commenced and does not have any material sublease activities.

Practical Expedients Elected:

•

The Company elected the three transition practical expedients that permit an entity to (a) not reassess whether expired or existing contracts contain leases, (b) not reassess lease classification for existing or expired leases, and (c) not consider whether previously capitalized initial direct costs would be appropriate under the new standard.

•	The Company has elected to utilize the risk-free discount rate (2% at lease inception) to calculate lease assets and liabilities.

Future minimum lease payments as of June 30, 2023 is as follows:

Maturities of lease liabilities:

Year Ending December 31:	Operating
2023	$229,029
2024	464,387
2025	452,624
2026	352,587
Thereafter	667,471

Total lease payments	2,166,098
Less: interest	(103,958)

Present value of lease liabilities	$2,062,140

Note 13 – Subsequent events and liquidity risk

Management has evaluated subsequent events through September 28, 2023, in connection with the preparation of these consolidated financial statements, which is the date the consolidated financial statements were available to be issued.

Amarillo National Bank facility and Cortland payoff

On July 24, 2023, the Company agreed to a Credit Agreement with Amarillo National Bank. The Credit Agreement fully repays Cortland Credit Lending and removes the security interest in favor of Cortland. The facility is a $30 million revolving line of credit. The interest rate for the facility is the Wall Street Journal “Prime Rate” plus 3.0%, with a floor of 9.0% APY. In exchange for the facility, the Company filed senior security interests to all of its properties to Amarillo National Bank. The facility matures on July 24, 2024, subject to lender renewal.

Liquidity Risk

Liquidity risk is the risk that the Company’s cash flows from operations will not be sufficient for the Company to continue operating and discharge its liabilities in the normal course of operations. The Company is

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

Note 13 – Subsequent events and liquidity risk (continued)

Liquidity Risk (continued)

exposed to liquidity risk as its continued operation is dependent upon its ability to obtain financing, either in the form of debt or equity, or achieving profitable operations in order to satisfy its liabilities as they come due.

As of June 30, 2023 the Company had negative working capital of $76,886,191. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity. As of August 31, 2023 the company has raised an additional $60,943,718 of notes through its investor program (see note 7). Management fully expects its capital raise to continue at or above this current pace.

The Company may need to conduct asset sales, which is not a planned course of action, and/or issuances of debt and/or equity if liquidity risk increases in a given period. The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans, asset sales, cost reductions and coordinating payment and revenue cycles.

Under the accounting guidance related to the presentation of financial statements, the Company is required to evaluate, whether or not the entity’s current financial condition, including its sources of liquidity at the date that the consolidated financial statements are issued, will enable the entity to meet its obligations as they come due within one year of the date of the issuance of the Company’s consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that the entity will be able to continue as a going concern.

In applying applicable accounting guidance, management considered the Company’s current financial condition and liquidity sources, including current funds available, forecasted future cash flows, the Company’s obligations due over the next twelve months as well as the Company’s recurring business operating expenses.

The Company is able to conclude that it is probable that the Company will be able to meet its obligations arising within one year of the date of issuance of these consolidated financial statements within the parameters set forth in the accounting guidance.

SUPPLEMENTAL SCHEDULES

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS) – NON-GAAP

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

	Unaudited
	June 30, 2023	June 30, 2022
STATEMENTS OF OPERATIONS
Net income (loss)	$(11,613,115)	$2,382,390
EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	9,138,385	4,867,389
Other depreciation, depletion, accretion and amortization	281,466	17,665
Interest expense	12,152,357	3,685,404

Total expenses to add back	21,572,208	8,570,458

OTHER FINANCIAL DATA
EBITDA (1)	$9,959,093	$10,952,848

(1)

EBITDA is a non-GAAP supplemental financial measures used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis.

EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization.

EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income fromoperations, cash flows fromoperating activities, or any other measure of financialperformance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

SCHEDULES OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

FOR THE SIX MONTHS ENDING JUNE 30, 2023 AND JUNE 30 2022

	Unaudited
	June 30, 2023	June 30, 2022
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Guaranteed payments	$3,451,173	$1,553,190
Office supplies, equipment, and software	783,891	313,055
Rent	122,237	124,919
Bank charges and fees	381,169	255,221
Dues and subscriptions	29,074	13,829
Shipping, freight, and delivery	331,362	22,856
Other	985,320	138,869

Total selling, general, and administrative expenses	$6,084,226	$2,421,939

PHOENIX CAPITAL GROUP HOLDINGS, LLC.

SUPPLEMENTAL OIL AND GAS DISCLOSURES - UNAUDITED

Geographic Area of Operations

All of the Company’s proved reserves are located within the continental United States, with the majority concentrated in Texas, North Dakota and Colorado.

Costs Incurred in Oil and Natural Gas Property Acquisitions and Development Activities

Costs incurred in oil and natural gas property acquisition and development, whether capitalized or expensed, are presented below:

	Six Months Ended	Year Ended December 31,
	June 30, 2023	2022	2021
Acquisition Costs of Properties
Proved[1]	$39,174,297	$35,998,015	$26,695,772
Unproved[2]	35,898,832	43,358,628	343,226
Development Costs	27,691,222	37,691,544	8,253,459

Total	$102,764,351	$117,048,187	$35,292,457

[1]	Proved properties in 2023 are exclusive of what would otherwise be proved undeveloped properties in accordance with SEC guidelines due to the non-operated nature of most acquisitions.
[2]	Unproved properties in 2022 are inclusive of what would otherwise be proved undeveloped properties in accordance with SEC guidelines due to the non-operated nature of most acquisitions.

Property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Development costs include costs incurred to gain access to and prepare development well locations for drilling, to drill and equip development wells, and to provide facilities to extract, treat and gather natural gas.

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depreciation, depletion and amortization including impairments, are presented below:

	Six Months Ended	Year Ended December 31,
	June 30, 2023	2022	2021
Proved properties	$213,351,052	$123,423,987	$48,423,233
Unproved properties	67,808,169	41,827,688	858,502

Total	281,159,221	165,251,675	49,281,735
Accumulated depreciation, depletion, amortization, and impairment	$(31,977,218)	$(22,838,039)	$(8,592,334)

Oil and natural gas properties, net	$249,182,003	$142,413,636	$40,689,401

Oil and Natural Gas Reserve Information

The following table sets forth estimated net quantities of the Company’s proved developed oil and natural gas reserves. Estimated reserves for the periods presented are based on the unweighted average of first-day-of-the-month commodity prices over the period July 2022 through June 2023 for the year in accordance with definitions and guidelines set forth by the SEC and the FASB. For estimates of oil reserves, the average

WTI spot oil prices used were $83.23, and $94.14 per barrel as of June 30, 2023 and December 31, 2022, respectively. These average prices are adjusted for quality, transportation fees, and market differentials. For estimates of natural gas reserves, the average Henry Hub prices used were $4.763, and $6.357 per MMBTU as of June 30, 2023 and December 31, 2022, respectively. These average prices are adjusted for energy content, transportation fees, and market differentials.

The Company estimates the quantity or perceived cashflow of proved undeveloped reserves for financial reporting purposes in accordance with the 5-year rule as set forth by the SEC. Most proved undeveloped properties are operated by The Company whereby The Company has the property on the most current drill schedule. Non-operated proved undeveloped properties are properties whereby The Company has a high confidence that the property will be converted to a producing property within 5 years based on public and non-public data sources. As it relates to a majority of the mineral and non-operated working interest holdings by The Company, The Company does not have the ability to accurately estimate when or if undeveloped reserves under its holdings will be extracted and instead takes the conservative approach of only estimating the reserves that are either currently producing or have a clear line of sight to being extracted.

	Crude Oil (bbl)	Natural Gas (Mcf)	Natural Gas Liquids (bbl)[3]	Total (BOE)
Net proved reserves at December 31, 2020	388,930	785,041		519,770
Revisions of previous estimates [1]	33,059	66,728		44,180
Purchases of minerals in place [2]	1,886,701	3,573,449		2,482,276
Production	(203,532)	(452,293)		(278,914)

Net proved reserves at December 31, 2021	2,105,158	3,972,925		2,767,312
Revisions of previous estimates [1]	944,395	2,378,571		1,340,824
Purchases of minerals in place [2]	1,165,585	2,331,222		1,554,122
Production	(523,416)	(1,058,506)		(699,834)

Net proved reserves at December 31, 2022	3,691,722	7,624,212	—	4,962,424
Revisions of previous estimates [1]	13,716,006	14,624,493	3,210,380	19,363,802
Purchases of minerals in place [2]	265,581	481,894	—	345,897
Production	(646,286)	(2,523,974)	—	(1,066,940)

Net proved reserves at June 30, 2023	17,027,023	20,206,625	3,210,380	23,605,174

[1]

Revisions of previous estimates on evaluated properties include new well reserve additions on existing ownership, technical revisions due to changes in commodity prices and well performance relative to type curve

[2]

Includes the acquisition and development costs of approx. $13.5mm in 2020, $35.3mm in 2021, $117.1mm in 2022 and $102.8mm in the six (6) months ended June 30, 2023 of mineral, royalty and leasehold reserves primarily in the Williston, DJ, Powder River and Permian Basins

[3]	Natural Gas Liquids volumes are booked for operated assets only and are related to new operated PUD bookings at MY23

Year Ended December 31, 2021

At December 31, 2021, the Company’s proved reserves of 2,767 MBoe increased approximately 2,248 MBoe from December 31, 2020 as a result of purchases of minerals in place of 2,482 MBoe, positive technical revisions of 104 MBoe due to changes in commodity prices offset by a decrease of 60 MBoe due to well performance relative to type curve and production of 279 MBoe.

Year Ended December 31, 2022

At December 31, 2022, the Company’s proved reserves of 4,962 MBoe increased approximately 2,195 MBoe from December 31, 2021 as a result of purchases of minerals in place of 1,554 MBoe, new well reserve additions on existing ownership of 75 MBoe, positive technical revisions of 969 MBoe due to changes in commodity prices and positive revisions of 297 MBoe due to well performance relative to type curve offset by production of 700 MBoe.

Six Months Ended June 30, 2023

At June 30, 2023, the Company’s proved reserves of 23,605 MBoe increased approximately 18,643 MBoe from December 31, 2022 as a result of purchases of minerals in place of 346 MBoe, new well reserve additions on existing ownership of 18,824 MBoe, largely due to 16,862 MBoe of operated PUD additions, and positive revisions of 598 MBoe due to well performance relative to type curve offset by negative technical revisions of 59 MBoe due to changes in commodity prices and production of 1067 MBoe.

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on the 12-month unweighted average of first-day-of-the-month commodity prices for the periods presented. All prices are adjusted by field for quality, transportation fees, energy content and regional price differentials. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions.

	Six Months Ended	Year Ended December 31,
	June 30, 2023	2022	2021
Future cash inflows	$833,628,513	$381,493,373	$166,430,539
Future production costs	(406,583,638)	(74,897,028)	(30,482,959)

Future net cash flows	427,044,875	306,596,345	135,947,580
Less 10% annual discount to reflect timing of cash flows	(18,967,897)	(116,711,653)	(39,311,937)

Standard measure of discounted future net cash flows	$408,076,978	$189,884,692	$96,635,643

Changes in the Standardized Measure for Discounted Cash Flows

	Six Months Ended June 30, 2023
		2022	2021
Beginning of the year	$189,884,692	$96,635,643	$14,229,007
Net change in sales and transfer prices and in production (lifting) costs related to future production	—	—	—
Changes in the estimated future development costs	—	—	—
Sales and transfers of oil and gas produced during the period	(52,692,741)	(57,562,957)	(736,442)
Net change due to extensions, discoveries, and improved recovery	256,960,485	3,134,020	—
Net change due to purchases and sales of minerals in place	10,458,539	57,621,882	80,623,928
Net change due to revisions in quantity estimates	(25,381,189)	83,101,161	2,117,000
Previously estimated development costs incurred during the period	—	—	314,685
Accretion of discount	28,847,192	6,954,943	87,465

End of the year	$408,076,978	$189,884,692	$96,635,643

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a significant amount of estimations and assumptions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from historical prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

Selected Quarterly Financial Information – Unaudited

Quarterly financial data was as follows for the periods indicated.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2023
Total Revenue	$22,323,243	$30,369,499
Net Income	(6,750,356)	(4,352,759)
Total Assets	214,101,775	289,256,485
Total Liabilities	219,029,557	298,487,026
Total Equity	$(4,927,782)	$(9,230,541)
2022
Total Revenue	$9,662,022	$14,858,143	$15,642,600	$17,400,192
Net Income	1,477,728	904,663	445,210	(3,530,287)
Total Assets	56,467,881	82,144,824	112,365,784	155,030,215
Total Liabilities	52,186,659	76,758,939	106,534,689	152,729,406
Total Equity	$4,281,222	$5,385,885	$5,831,095	$2,300,809
2021
Total Revenue	$1,856,014	$3,688,492	$3,700,340	$4,531,608
Net Income	(17,438)	957,508	179,383	(1,778,998)
Total Assets	11,306,602	13,416,206	23,827,611	42,832,674
Total Liabilities	7,581,001	8,883,096	19,015,119	39,924,179
Total Equity	$3,725,601	$4,533,110	$4,812,492	$2,908,495

EXHIBIT INDEX

Exhibit

(1)(a) Broker-Dealer Agreement by and between Dalmore Group LLC and Phoenix Capital Group Holdings, LLC, effective as of March  15, 2023*

(2)(a) Certificate of Formation of Phoenix Capital Group Holdings, LLC*

(2)(b) Limited Liability Company Operating Agreement of Phoenix Capital Group Holdings, LLC, dated as of April  23, 2019, as amended*

(3)(a) Form of Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January  12, 2022*

(3)(b) Form of Bond, as of May 25, 2023*

(3)(c) Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February  1, 2022*

(3)(d) Second Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July  18, 2022*

(3)(e) Third Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of May  25, 2023*

(4) Subscription Agreement*

(6)(a) Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Kris Woods, dated as of August  1, 2019*

(6)(b) Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Lindsey Wilson, dated as of April  23, 2019*

(6)(c) Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Curtis Allen, dated as of February  1, 2020*

(6)(d) Security Agreement, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of June  24, 2023*

(6)(e) Commercial Credit Agreement by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of June  24, 2023*

(6)(f) Promissory Note, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of June  24, 2023*

(6)(g) Form of Line of Credit Loan Agreement dated as of June  1, 2023 by and between Phoenix Capital Group Holdings, LLC and Phoenix Capital Group Holdings I LLC*

(6)(h) Employment Agreement by and between Phoenix Capital Group Holdings, LLC and Adam Ferrari, dated as of April  17, 2023*

(6)(i) Phoenix Operating, LLC Operating Agreement dated January 13, 2023*

6(k) Amended and Restated Broker-Dealer Agreement between Phoenix Capital Group Holdings I, LLC, Phoenix Capital Group Holdings, LLC, and Dalmore Group, dated June 5, 2023*

(11)(a) Consent of Cherry Bekaert LLP*

(11)b) Consent of KVCF, PLC**

(12) Opinion of KVCF, PLC regarding legality of the Bonds.*

*	Previously filed
**	Included with the legal opinion provided pursuant to item (12)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager

Date:	November 13, 2023

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager & Chief Operating Officer

Date:	November 13, 2023

By:	/s/ Curtis Allen
Name:	Curtis Allen
Its:	Chief Financial Officer

Date:	November 13, 2023